Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-176930) and related Prospectus, as amended with the filing of this Post-Effective Amendment No. 2, of KB Home for the registration of debt securities, guarantees of debt securities, preferred stock, common stock, warrants, stock purchase contracts, stock purchase units and depositary shares, and to the incorporation by reference therein of our reports dated January 18, 2013, with respect to the consolidated financial statements of KB Home, and the effectiveness of internal control over financial reporting of KB Home, included in its Annual Report (Form 10-K) for the year ended November 30, 2012, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Los Angeles, California

January 21, 2013